

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



शेअर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State ... arg,
Mu...
फॅव
दूर ... 2678



क्रमांक / No. :CO/S&B/VR/2005/451 दिनांक / Date : 16.02.2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2004-2005

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2005/438 dated the 16.02.2005 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAR 02 2005
THOMSON FINANCIAL



हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2005/438

दिनांक / तारीख / Date : 16.02.2005

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2004-2005

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.402/08.21.002/2004-2005 dated 1st January, 2005 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s B.M.Chatrath & Co., Kolkata
2. M/s Khandelwal Jain & Co., Mumbai
3. M/s G.S.Mathur & Co., New Delhi,
4. M/s S.Viswanathan, Chennai,
5. M/s M.M.Nissim & Co., Mumbai,
6. M/s O.P.Totla & Co., Indore,
7. M/s Vinay Kumar & Co., Allahabad
8. M/s Sarma & Co., Kolkata
9. M/s Venugopal & Chenoy, Hyderabad,
10. M/s Patro & Co., Bhubaneswar,
11. M/s Kanwalia & Co., New Delhi,
12. M/s K.P.Rao & Co., Bangalore,
13. M/s Chaturvedi & Company, Kolkata
14. M/s Phillipos & Co., Bangalore.

2. Out of the 14 firms, the following firms have been newly appointed for 2004-2005 Statutory Audit.

i) M/s Khandelwal Jain & Co., Mumbai
ii) M/s M.M.Nissim & Co., Mumbai,
iii) M/s Vinay Kumar & Co., Allahabad
iv) M/s Patro & Co., Bhubaneswar,
v) M/s Kanwalia & Co., New Delhi,

3. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)